Exhibit 1.

FOR IMMEDIATE RELEASE

July 16, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports second quarter 2003 earnings of $7.1 million or $0.58 per share.
Earnings Summary
($ in thousands except per share data)
	2Q 2003	1Q 2003	2Q 2002	6 Months 2003	6 Months 2002
Net income	$7,064	$6,993	$6,377	$14,057	$12,699
Earnings per share	$0.58	$0.57	$0.51	$1.14	$1.01
Earnings per share (diluted)	$0.57	$0.56	$0.50	$1.13	$1.00

Return on average assets	1.14%	1.15%	1.04%	1.14%	1.03%
Return on average equity	13.27%	13.38%	12.81%	13.33%	12.90%
Efficiency ratio	56.95%	61.81%	57.43%	59.34%	57.72%

Dividends declared per share	$0.21	$0.21	$0.19	$0.42	$0.38
Book value per share	$17.47	$17.20	$16.12

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report second quarter 2003 earnings of $7.1 million or $0.58 per share. This exceeds by $0.07 per share or 13.7% the $6.4 million or $0.51 per share earned during the same period in 2002 and exceeds by $0.01 per share the $7.0 million or $0.57 per share earned during the first quarter of 2003. Earnings for the six months ended June 30, 2003 were $14.1 million or $1.14 per share, a 12.9% increase from the $12.7 million or $1.01 per share earned during the first six months of 2002.

The increase in earnings is reflected in the Company's performance ratios. Return on average assets increased 9.6% to 1.14% for the three months ended June 30, 2003 compared to 1.04% for the second quarter of 2002. Return on average assets for the six months ended June 30, 2003 increased 10.7% to 1.14% compared to 1.03% for the six months ended June 30, 2002. Return on average shareholders' equity improved 3.6% to 13.27% for the quarter ended June 30, 2003 as compared to 12.81% for the same period in 2002. Return on average shareholders' equity was 13.33% for the six months ended June 30, 2003, a 3.3% increase compared to 12.90% for the six months ended June 30, 2002. CTBI's efficiency ratio improved to 56.95% for the quarter ended June 30, 2003 from the 57.43% for the same period in 2002.

Balance Sheet Review

The Company's assets increased to $2.5 billion at June 30, 2003 from $2.4 billion at June 30, 2002. The Company continues to meet the challenges of operating in an unpredictable economic environment with the accompanying uncertainties that restrain the growth usually seen in its banking operations. The Company experienced an increase of $14 million in loans outstanding during the second quarter of 2003; however, commercial loan demand remains relatively weak and the Company continues to experience a decline in its consumer and residential real estate loan portfolios as customers continue to refinance existing debt by taking advantage of the low long-term fixed rates available for secondary market loans. The loan portfolio decreased to $1.6 billion from the $1.7 billion at June 30, 2002. Total deposits of $2.1 billion at June 30, 2003 represents an increase in deposits of $49 million from June 30, 2002. The Company continues to have a high level of liquidity since investment opportunities are limited with interest rates at 45-year lows. The Company continues its policy of pricing interest-bearing deposits at the mid-range of its competitors to manage its net interest margin. The Company anticipates that it will continue to experience pressure on its net interest margin until economic conditions improve.

Nonperforming loans on June 30, 2003 were $24.1 million, a 26.7% decrease from the $33.0 million at June 30, 2002 and a 5.5% decrease from the $25.6 million at March 31, 2003. Specific reserves are established for all large loans where management believes a loss may occur; therefore, no significant losses are anticipated except for those loans with specific reserve allocations.

Foreclosed properties on June 30, 2003 were $3.5 million, a decrease from the $3.7 million reported at March 31, 2003.

Net charge-offs for the quarter ended June 30, 2003 were $3.4 million, an annualized rate of 0.8% of average loans, compared to $2.5 million or 0.6% of average loans for the second quarter of 2002 and $1.8 million or 0.4% of average loans for the first quarter of 2003. The significant increase in net charge-offs for the quarter ended June30, 2003 is primarily due to the bankruptcy of one commercial loan customer which resulted in a $1.8 million charge-off. Our reserve for losses on loans as a percentage of total loans outstanding at June 30, 2003 remained flat to prior quarter at 1.42% and decreased from 1.45% at June 30, 2002.

The Company continues to grow its shareholders' equity while also providing a dividend yield of 3.21% to shareholders. Shareholders' equity of $213.1 million on June 30, 2003 is a 5.6% increase from the $201.7 million on June 30, 2002.

The Company continues to be active in its stock repurchase program as it continues to believe that during this period of limited investment opportunity that the Company's stock is a good investment. The Company repurchased 98,500 shares during the second quarter of 2003 and has repurchased 194,767 shares since January 1, 2003.

Net Interest Income

Our net interest margin of 3.75% for the quarter ended June 30, 2003 is a 1 basis point increase from the 3.74% for the quarter ended March 31, 2003 and a 36 basis point decrease from the 4.11% for the quarter ended June 30, 2002. Management expects continuing pressure on its net interest margin during this period of historically low interest rates.

Noninterest Income

Noninterest income for the quarter ended June 30, 2003 of $9.6 million was a 76.1% increase from the $5.4 million earned during the same period in 2002. The increase in noninterest income is primarily the result of increased deposit service charge revenue, increased gains on sales of residential real estate loans due to increased refinancing activity, and increased gains on sales of securities. Second quarter and year-to-date 2003 earnings were positively impacted by $2.7 million or $0.22 per share and $4.6 million or $0.38 per share, respectively, as a result of increased noninterest income. Gains on the sale of securities contributed $1.0 million or $0.08 per share to earnings for the second quarter 2003 and $1.7 million or $0.14 per share year-to-date. The increase in gains on sales of loans for the second quarter and year-to-date 2003 compared to the same periods in 2002 contributed $0.7 million or $0.06 per share and $1.2 million or $0.09 per share, respectively, to net income.

While the increase in residential real estate loan refinancing activity, due to the low interest rate environment, resulted in higher noninterest income from the gains on sales of loans, noninterest income was negatively impacted by charges to our valuation reserve for capitalized mortgage servicing rights of $0.8 million, $0.4 million, and $0.1 million for the quarters ended June 30, 2003, March 31, 2003, and June 30, 2002, respectively. The impact to earnings per share for the quarter ended June 30, 2003 was $0.04 per share.

Noninterest Expense

Noninterest expense increased 3.7% from the $16.2 million for the second quarter 2002 to $16.8 million for the second quarter 2003. The increase in noninterest expense from prior year was primarily attributable to increases in legal and professional fees, operating losses, and other noninterest expense. Personnel expense decreased in the second quarter 2003 due to the reversal of a performance-based incentive of $0.8 million.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Corporation's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Corporation of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Corporation's results. These statements are representative only on the date hereof, and the Corporation undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern and central Kentucky, and 5 banking locations in West Virginia.

Additional information follows.

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

June 30, 2003

(in thousands except per share data)	Three Months Ended 6/30/03	Three Months Ended 3/31/03	Three Months Ended 6/30/02	Six Months Ended 6/30/03	Six Months Ended 6/30/02
Interest income	$32,688	$32,667	$37,364	$65,355	$75,865
Interest expense	11,670	12,139	14,581	23,809	30,645
Net interest income	21,018	20,528	22,783	41,546	45,220
Loan loss provision	3,585	1,547	3,145	5,132	5,886

Securities gains	1,587	979	0	2,566	0
Gains on sales of loans	1,595	1,521	472	3,116	1,331
Deposit service charges	4,300	3,862	2,909	8,162	5,675
Trust revenue	634	613	576	1,247	1,156
Insurance commissions	138	102	61	240	103
Other noninterest income	1,331	1,469	1,424	2,800	2,771
Total noninterest income	9,585	8,546	5,442	18,131	11,036

Personnel expense	7,838	9,061	8,395	16,899	16,852
Occupancy and equipment	2,414	2,300	2,261	4,714	4,532
Amortization of core deposit intangible	145	145	145	290	290
Other noninterest expense	6,367	6,105	5,363	12,472	11,033
Total noninterest expense	16,764	17,611	16,164	34,375	32,707

Net income before taxes	10,254	9,916	8,916	20,170	17,663
Income taxes	3,190	2,923	2,539	6,113	4,964
Net income	$7,064	$6,993	$6,377	$14,057	$12,699

Memo: TEQ interest income	$33,107	$33,065	$37,834	$66,172	$76,821

Average shares outstanding	12,253	12,306	12,538	12,280	12,552
Basic earnings per share	$0.58	$0.57	$0.51	$1.14	$1.01
Diluted earnings per share	$0.57	$0.56	$0.50	$1.13	$1.00
Dividends per share	$0.21	$0.21	$0.19	$0.42	$0.38

Average balances:
Loans, net of unearned income	$1,640,312	$1,622,672	$1,669,181	$1,631,541	$1,678,961
Earning assets	2,290,802	2,268,248	2,269,134	2,279,587	2,290,845
Total assets	2,489,213	2,468,156	2,468,276	2,478,742	2,491,637
Deposits	2,117,223	2,099,854	2,117,433	2,108,587	2,132,545
Interest bearing liabilities	1,926,411	1,915,509	1,940,641	1,920,990	1,964,783
Shareholders' equity	213,481	211,886	199,696	212,687	198,448

Performance ratios:
Return on average assets	1.14%	1.15%	1.04%	1.14%	1.03%
Return on average equity	13.27%	13.38%	12.81%	13.33%	12.90%
Yield on average earning assets	5.80%	5.91%	6.69%	5.85%	6.76%
Cost of interest bearing funds	2.43%	2.57%	3.01%	2.50%	3.15%
Net interest margin	3.75%	3.74%	4.11%	3.75%	4.06%
Efficiency ratio	56.95%	61.81%	57.43%	59.34%	57.72%

Loan charge-offs	$(4,136)	$(2,837)	$(3,590)	$(6,973)	$(7,392)
Recoveries	749	1,028	1,093	1,777	2,024
Net charge-offs	$(3,387)	$(1,809)	$(2,497)	$(5,196)	$(5,368)

Market price:
High	$30.00	$26.64	$26.79	$30.00	$26.79
Low	$25.25	$24.70	$21.82	$24.70	$19.79
Close	$26.16	$25.25	$25.56	$26.16	$25.56

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

June 30, 2003

(in thousands except FTEs)	As of 6/30/03	As of 3/31/03	As of 6/30/02
Assets:
Loans, net of unearned	$1,639,804	$1,625,475	$1,667,955
Loan loss reserve	(23,206)	(23,008)	(24,166)
Net loans	1,616,598	1,602,467	1,643,789
Loans held for sale	8,503	4,151	4,129
Securities available-for-sale	466,150	516,939	453,563
Securities held-to-maturity	112,870	43,279	57,496
Other earning assets	67,499	69,692	40,181
Cash and due from banks	83,471	77,153	74,827
Premises and equipment	49,498	50,171	50,449
Goodwill and core deposit intangible	64,241	64,386	65,115
Other assets	38,195	41,614	38,076
Total Assets	$2,507,025	$2,469,852	$2,427,625

Liabilities and Equity:
NOW accounts	$15,538	$11,784	$14,890
Savings deposits	614,532	623,757	612,814
CDs >=$100,000	361,301	354,942	354,143
Other time deposits	791,130	788,717	790,068
Total interest bearing deposits	1,782,501	1,779,200	1,771,915
Noninterest bearing deposits	347,570	330,665	309,247
Total deposits	2,130,071	2,109,865	2,081,162
Other interest bearing liabilities	145,726	129,227	130,327
Noninterest bearing liabilities	18,170	19,702	14,463
Total liabilities	2,293,967	2,258,794	2,225,952
Shareholders' equity	213,058	211,058	201,673
Total Liabilities and Equity	$2,507,025	$2,469,852	$2,427,625

Ending shares outstanding	12,197	12,273	12,509
Memo: Market value of HTM Securities	$114,046	$44,385	$59,374

90 days past due loans	$5,164	$5,829	$3,690
Nonaccrual loans	$17,434	$19,463	$28,974
Restructured loans	$1,546	$268	$290
Foreclosed properties	$3,521	$3,723	$2,116

Tier 1 leverage ratio	8.35%	8.33% %	7.91% %
Tier 1 risk based ratio	11.06%	11.06% %	10.96% %
Total risk based ratio	12.31%	12.31% %	12.21% %
FTE employees	902	884	872

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

June 30, 2003

Community Trust Bancorp, Inc. reported earnings for the three and six months ended June 30, 2003 and June 30, 2002 as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands except per share data)	2003	2002	2003	2002

Net income	$7,064	$6,377	$14,057	$12,699

Basic earnings per share	$0.58	$0.51	$1.14	$1.01

Diluted earnings per share	$0.57	$0.50	$1.13	$1.00

Average shares outstanding	12,253	12,538	12,280	12,552

Total assets (end of period)	$2,507,025	$2,427,625

Return on average equity	13.27%	12.81%	13.33%	12.90%

Return on average assets	1.14%	1.04%	1.14%	1.03%

Provision for loan losses	$3,585	$3,145	$5,132	$5,886

Gains on sales of loans	$1,595	$472	$3,116	$1,331